EXHIBIT 18

LETTER RE: CHANGE IN ACCOUNTING PRINCIPLE


Re: Central and South West Corporation
    Form 10-K Report for the year ended December 31, 1993


Ladies and Gentlemen:


       This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

       Prior to January 1, 1993, electric revenues were recorded at the time billings were made to customers on a cycle-billing basis. Electric service provided subsequent to billing dates through the end of each calendar month became part of operating revenues of the next month. To conform to industry standards the Company changed its method of accounting to accrue for estimated unbilled revenues for electricity used by customers, but not yet billed.

       A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

       We are of the opinion that the Corporation's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with management, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.


                                           Very truly yours,



                                           ARTHUR ANDERSEN & CO.